July 6, 2021

VIA EDGAR

Sonia Bednarowski
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Webster Financial Corporation Registration Statement on Form S-4 File No. 333-257035 Request for Effectiveness

Dear Ms. Bednarowski:

Reference is made to the Registration Statement on Form S-4 (File No. 333-257035) filed by Webster Financial Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2021, as amended on July 6, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on July 8, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Jacob A. Kling at (212) 403-1003 or JAKling@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Kling when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

WEBSTER FINANCIAL CORPORATION

By:	/s/ John R. Ciulla
Name:	John R. Ciulla
Title:	Chairman, President and Chief Executive Officer

cc:	Jacob A. Kling, Wachtell, Lipton, Rosen & Katz